EXHIBIT 99.1

Annual General Meeting

The Registrant hereby announces that at the annual general meeting of shareholders held today, December 20, 2012, the following proposals set forth in the proxy statement filed under Form 6-K on November 7, 2012 were adopted:

1.
To re-elect Mr. Yochai Hacohen, Mr. Eli Blatt and Ms. Amira Paz to the Company’s Board of Directors, to serve until the next annual general meeting of shareholders and until their successors have been duly elected and qualified.

2.	To ratify and approve a discretionary convertible credit facility arrangement between Fortissimo and the Company, as described in the Proxy Statement.

3.	To ratify and approve an amendment to the Convertible Loan Agreement by and among Fortissimo and certain other lenders and the Company, as described in the Proxy Statement.

4.
To reappoint Kost, Forer, Gabbay, and Kasierer, a member of Ernst & Young International Ltd., as the Company's Independent Auditors, for the year ending December 31, 2012 and for such additional period until the next annual general meeting of shareholders.

5.	To review the Auditor's Report and the Company's Consolidated Financial Statements for the fiscal year ended December 31, 2011.

For additional details please refer to the proxy statement filed under Form 6-K on November 7, 2012.